

November 17, 2010

Anthimos Thomopoulos
Chief Financial Officer
National Bank of Greece S.A.
86 Eolou Street
10232 Athens, Greece

   RE: **National Bank of Greece S.A.**
      Form 20-F for Fiscal Year Ended December 31, 2009
      Filed June 30, 2010
      File No. 001-14960

Dear Mr. Thomopoulos,

  We have reviewed your response letter dated October 6, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2009 Form 20-F

Allowance for Loan Losses - Methodology, page 108

1. We note your response to comment 4 in your letter dated October 6, 2010. Please clarify for us and revise future filings to discuss how you adjust your historical loss experience for changes in trends, conditions, and other relevant factors that affect repayment of the loans at each balance sheet date related to your homogeneous analysis and foreign loan portfolio. Specifically discuss how those qualitative or environmental factors that are likely to cause estimated credit losses associated with your existing portfolio to differ from historical loss experience are factored into your allowance for loan loss methodology. Qualitative or environmental factors include, but are not limited to:

      a.   Changes in lending policies and procedures, including underwriting standards;

      b.   Changes in international, national, regional and local economic business conditions; and

      c.   Changes in the volume and severity of past due loans and the volume of nonaccrual loans.

Note 34: Redeemable Non-Controlling Interest, page F-72

2. We note your responses to comments 11 and 13 in your letter dated October 6, 2010 and that the put option related to the 5% Finansbank ordinary shares is settled based on the higher of the (i) the fair market value of the shares as determined by independent valuation specialists and (ii) the price received compounded semiannually with 6-month Libor + 25 basis points and that there is no impact on EPS calculations related to adjustments of the non-controlling interests to fair value at each balance sheet date because of the fair value redemption feature.

      a.   Please tell us how you considered that the price paid related to the redemption feature of the non-controlling interests could be determined based on the Libor based formula and not fair value in determining that EPS should not be impacted.

      b.   Additionally, please tell us how your EPS would have been impacted for 2009 if you concluded that common stock was redeemable at other than fair value.

      You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-13494 if you have questions regarding our comments.

                  Sincerely,

                  Kevin W. Vaughn
                  Accounting Branch Chief